EXHIBIT 99

February 22, 2008

Mr. R. A. Walker

Senior Vice President, Finance

    and Chief Financial Officer

Anadarko Petroleum Corporation

1201 Lake Robbins Drive

The Woodlands, Texas 77380

Dear Mr. Walker:

As requested by Anadarko Petroleum Corporation (Anadarko), we have prepared this letter to document our participation in the Anadarko reserves process during 2007. Anadarko’s estimates of proved reserves and future revenue, as of December 31, 2007, were prepared by Anadarko’s internal reserves estimators and are the responsibility of Anadarko’s management. The scope of our work allowed us to observe and provide input on portions of Anadarko’s reserves estimating process, as described subsequently in this letter.

During the period from September to November 2007, we participated with Anadarko in 20 reserves review meetings held at Anadarko’s offices in The Woodlands, Texas; Denver, Colorado; and Uxbridge, England. In those meetings, the Anadarko reserves estimators presented preliminary summary-level information about the basis for the intended reserves estimates. In most cases, the final reserves estimates were not yet complete, but the estimators described the procedures and methods to be used in preparing the year-end reserves estimates.

The review meetings were usually attended by representatives from Anadarko’s reserves group, the Area Manager responsible for the field being reviewed, and other supporting technical and supervisory personnel. Through our participation in the review meetings, we were able to observe in some detail, the procedures and methods used by Anadarko’s reserves estimators, the enforcement of management’s reserves booking policies and controls, and the degree to which the estimators adhere to the definitions and guidelines of the U.S. Securities and Exchange Commission in developing the reserves estimates. During and after the review meetings, we provided opinions to Anadarko’s reserves group and reserves estimators regarding questions and issues raised during those meetings along with industry information related to reserves estimating issues and practices.

Our opinions, comments, and concerns were further documented in a follow-up letter for each review meeting that was subsequently provided to Anadarko’s reserves group. Those letters typically contained (1) a list of what was presented to us, (2) who from Anadarko made the presentation, (3) a brief background of the relevant issues, (4) a description of the basis for Anadarko’s reserves estimates, and (5) our specific recommendations, opinions, and concerns, if any. Anadarko has informed us that some changes have been made to the reserves estimates based on our advice.

It should be understood that any NSAI opinion or lack of opinion resulting from our participation in the review meetings should not be construed as NSAI expressing a view on the reasonableness of the reserves estimates or procedures and methods. It should be further understood that our participation in the reserves process does not constitute a complete review, study, or audit of the estimated proved reserves. In our opinion, in the absence of other investigation and independent testing, our participation in the reserves process does not enable us to validate the numerous underlying judgments required in the preparation of reserves estimates, nor does it allow us to fully examine the uncertainty ranges in basic engineering and geologic data.

Supporting data documenting this process are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Anadarko Petroleum Corporation. We do not own an interest in these properties and are not employed on a contingent basis.

Sincerely, NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C. H. SCOTT REES
C. H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer

By:	/s/ LEE E. GEORGE	By:	/s/ PATRICK L. HIGGS
	Lee E. George, P.E. Vice President		Patrick L. Higgs, P.G Vice President

Date Signed: February 22, 2008	Date Signed: February 22, 2008

LEG:BMG

cc:	Ms. H. Paulett Eberhart

Audit Committee – Chairperson

Board of Directors